June 2, 2006

Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-10956

Dear Mr. Rosenberg:

Following are the Company’s responses to your comment letter dated May 19, 2006. Management is in the process of gathering additional information to respond to Comment No. 1 and would like to schedule a conference call with your staff during the week of June 5 to gain a better understanding of the additional disclosures requested so that we can respond appropriately and effectively. We will contact Ibolya Ignat, Staff Accountant, to arrange this conference call.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 47

Critical Accounting Policies, page 53

Loss and settlement expense reserves, page 53

1.

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosures should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Pleas keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.

We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures.

b.

Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

c.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed, and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

d.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

e.

Within your range disclosure on page 64. Please enhance this disclosure by describing in greater detail the factors that caused management to select the amount within the range that it did when establishing this reserve.

Response:

It is currently anticipated that the additional information needed to comply with this request will be filed with the Commission on or before June 16, following the conference call with Commission staff.

Financial Statements – December 31, 2005

7. Segment Information, page 108

2.	Please provide to us in disclosure type format a presentation that includes your revenues by major product class. Refer to paragraph 37 of SFAS 131.

Response:

The following information will be incorporated into future disclosures of segment information in accordance with paragraph 37 of SFAS 131.

The following table displays premiums earned by major line of business for the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2005.

	Year ended December 31,
	2005	2004	2003
Property and casualty insurance segment
Commercial lines:
Automobile	$ 72,371,237	$ 56,603,137	$ 54,226,818
Property	60,120,388	45,636,853	42,773,694
Workers' compensation	61,986,049	48,161,493	45,312,107
Liability	66,030,019	49,515,505	45,071,967
Other	7,226,321	4,530,586	4,393,309

Total commercial lines	267,734,014	204,447,574	191,777,895

Personal lines:
Automobile	29,418,801	26,616,537	30,464,271
Property	23,409,614	18,516,117	18,579,661
Liability	602,113	454,333	415,486

Total personal lines	53,430,528	45,586,987	49,459,418

Total property and casualty insurance	$ 321,164,542	$ 250,034,561	$ 241,237,313

	Year ended December 31,
	2005	2004	2003
Reinsurance segment
Pro rata reinsurance:
Property and casualty	$ 19,156,254	$ 20,949,377	$ 18,967,282
Property	16,620,046	13,613,470	15,991,234
Crop	3,969,105	4,023,854	2,706,031
Casualty	1,001,623	955,605	2,163,428
Marine/Aviation	7,224,739	11,095,736	11,953,184

Total pro rata reinsurance	47,971,767	50,638,042	51,781,159

Excess-of-loss reinsurance:
Property	30,465,005	26,855,018	23,419,172
Casualty	16,069,819	17,356,513	13,000,130
Surety	(46,387)	594,327	1,185,036

Total excess-of-loss reinsurance	46,488,437	44,805,858	37,604,338

Total reinsurance	$ 94,460,204	$ 95,443,900	$ 89,385,497

Consolidated	$ 415,624,746	$ 345,478,461	$ 330,622,810

If you have questions or comments regarding our responses to your comments, please contact me at (515) 280-2902. Management of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mark Reese

Senior Vice President & Chief Financial Officer

EMC Insurance Group Inc.